                                                                  EXHIBIT (d)(3)

                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                         MONTHLY GUARANTEE PREMIUM RIDER
           Guarantee Period: To the Policy Anniversary Nearest Age 100

This rider has been issued and made a part of the policy to which it is attached.

Age 100 Monthly Guarantee Premium (MGP). (Only applicable if Death Benefit Option 1 or 2 is in effect). The Age 100 MGP for the Initial Specified Amount and any benefit riders in force on the Date of Issue is shown on the Policy Schedule. The Age 100 Guarantee Period begins on the Date of Issue of the policy to which this rider is attached, and continues to the policy anniversary nearest the Insured's age 100. The policy to which this rider is attached will not terminate on a Monthly Deduction Day during the Age 100 Guarantee Period if, on such Monthly Deduction Day, the sum of premiums paid equals or exceeds:

        1. The sum of the Age 100 MGPs from the Date of Issue, including the current month; plus

        2. Any partial surrenders and any increase in the loan amount since the start of the period.

If the Age 100 MGP Requirements Are Not Met on a Monthly Deduction Day the guarantee will remain in force during the 61-day period that follows. This 61-day period is called the Age 100 MGP Grace Period. If the amount required to keep the guarantee in force is not paid by the end of the Age 100 MGP Grace Period, this rider will terminate and cannot be reinstated. We will:

1. Give You at least 31 days notice prior to the end of the Age 100 MGP Grace Period that the rider is in the Age 100 MGP Grace Period. Such 31 days prior notice will be sent to You at Your last known address, and to the assignee of record, if any; and

2. Advise You of the amount of premium required to prevent this rider from terminating.

If the Policy has an Additional Rider Designed to Prevent Lapsing. Before allowing the policy to lapse, We will review the terms of any other riders attached to the policy that would prevent lapsing.

Changes.  While this rider is in force, the Age 100 MGP will be recalculated if:

1.      The Specified Amount is increased or decreased;
2.      A benefit rider is increased, decreased, added or removed;

04700                                Page 1

3.      There is a change in Premium Class; or
4.      There is a change in the Death Benefit Option.

These changes will not affect the Age 100 Guarantee Period then in effect, if any.

Rider Cost. The monthly cost for this rider will be calculated on each Monthly Deduction Day based on the policy's Net Amount at Risk. Guaranteed cost of insurance rates are shown in the Table of Guaranteed Monthly Cost of Insurance Rates on the following page. We may use monthly costs that are lower than the guaranteed costs.

Reinstatement.   This rider cannot be reinstated once it has been terminated.

Rider Termination.  This rider will terminate on the earliest of the following:

1.      Termination of the policy to which this rider is attached;
2. Failure to pay the required Age 100 MGPs before the end of the Age 100 MGP Grace Period;
3.      Expiry of the Age 100 Guarantee Period; and
4. At the end of the policy month in which We receive Your Written request for termination of this rider.

Consideration. The consideration for this rider is the application for the base policy and this rider, and payment of the first premium for the base policy.

Policy Provisions Applicable. This rider is subject to the provisions of the policy to which it is attached except as provided in this rider.

The effective date of this rider is the Date of Issue of the policy.

                                    President

04700                                Page 2

               TABLE OF GUARANTEED MONTHLY COST OF INSURANCE RATES
                        PER $1,000 OF NET AMOUNT AT RISK

--------------- ------------- -------------- ------------ ------------- --------
Issue Age        Rate         Issue Age      Rate         Issue Age     Rate
--------------- ------------- -------------- ------------ ------------- --------
0               0.024
1               0.024         31             0.031        61            0.091
2               0.024         32             0.032        62            0.092
3               0.024         33             0.034        63            0.094
4               0.024         34             0.035        64            0.095
5               0.024         35             0.036        65            0.096
6               0.024         36             0.038        66            0.096
7               0.024         37             0.041        67            0.096
8               0.024         38             0.043        68            0.096
9               0.024         39             0.046        69            0.096
10              0.024         40             0.048        70            0.096
11              0.024         41             0.050        71            0.096
12              0.024         42             0.053        72            0.096
13              0.024         43             0.055        73            0.096
14              0.024         44             0.058        74            0.096
15              0.024         45             0.060        75            0.096
16              0.024         46             0.062        76            0.096
17              0.024         47             0.065        77            0.096
18              0.024         48             0.067        78            0.096
19              0.024         49             0.070        79            0.096
20              0.024         50             0.072        80            0.096
21              0.024         51             0.074        81            0.096
22              0.024         52             0.077        82            0.096
23              0.024         53             0.079        83            0.096
24              0.024         54             0.082        84            0.096
25              0.024         55             0.084        85            0.096
26              0.025         56             0.085        86            0.096
27              0.026         57             0.086        87            0.096
28              0.028         58             0.088        88            0.096
29              0.029         59             0.089        89            0.096
30              0.030         60             0.090        90            0.096

04700                                Page 3